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                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                     AEterna Laboratories reports filing of
                        Short Form Preliminary Prospectus

   THE SECURITIES OFFERED UNDER THIS SHORT FORM PROSPECTUS MAY NOT, SUBJECT TO CERTAIN EXEMPTIONS FROM REGISTRATION, BE OFFERED OR SOLD WITHIN THE UNITED
                           STATES OR TO U.S. PERSONS.

QUEBEC CITY, QUEBEC, AUGUST 28, 2001 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) announced today that it has filed with the securities commissions and other securities regulatory authorities in each of the provinces of Canada, a short form preliminary prospectus with respect to the sale of subordinate voting shares of AEterna. These shares are eligible for the Quebec Stock Savings Plan in accordance with the provisions of the Taxation Act (Quebec). The offering is being made through a syndicate of underwriters led by National Bank Financial Inc.

The Company intends to use net proceeds of this offering to further fund the clinical development program of Neovastat, for additional research and development efforts, and other general corporate purposes, including working capital.

ABOUT AETERNA

AEterna Laboratories Inc. is a leading Canadian biopharmaceutical corporation focused on the development of new therapeutics for unmet medical needs, principally cancer. AEterna's lead compound, Neovastat/AE-941, is currently being used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma.

AEterna is listed on the Toronto Stock Exchange (AEL) and on Nasdaq (AELA).

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and

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timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



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Information:
Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: (418) 652-8525
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com